SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(A) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(A)

                            (AMENDMENT NO. ________)*

                                  E-Loan, Inc.
________________________________________________________________________________
                                (Name of Issuer)

                         Common Stock ($0.001 par value)
________________________________________________________________________________
                         (Title of Class of Securities)

                                   26861P 10 7
________________________________________________________________________________
                                 (CUSIP Number)

                              Christopher V. Dodds
              Executive Vice President and Chief Financial Officer
                         THE CHARLES SCHWAB CORPORATION
                                120 Kearny Street
                             San Francisco, CA 94108
                                 (415) 627-7000
________________________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 24, 2002
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)
                              (Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

________________________________________________________________________________

CUSIP NO.      26861P 10 7                 13D                PAGE 2 OF 14 PAGES
________________________________________________________________________________

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Charles Schwab Corporation
________________________________________________________________________________
    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           WC
________________________________________________________________________________
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)
                                                                             [ ]
________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware, USA
________________________________________________________________________________
                              7     SOLE VOTING POWER

                                    0
                           _____________________________________________________
        NUMBER OF             8     SHARED VOTING POWER
          SHARES
       BENEFICIALLY                 15,272,647
         OWNED BY          _____________________________________________________
           EACH               9     SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                    0
           WITH            _____________________________________________________
                             10     SHARED DISPOSITIVE POWER

                                    15,272,647
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,272,647
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*

           Not applicable
________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           22.9%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           HC
________________________________________________________________________________

________________________________________________________________________________

CUSIP NO.      26861P 10 7                 13D                PAGE 3 OF 14 PAGES
________________________________________________________________________________

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Charles Schwab & Co., Inc.
________________________________________________________________________________
    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           WC
________________________________________________________________________________
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)
                                                                             [X]
________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware, USA
________________________________________________________________________________
                              7     SOLE VOTING POWER

                                    0
                           _____________________________________________________
        NUMBER OF             8     SHARED VOTING POWER
          SHARES
       BENEFICIALLY                 15,272,647
         OWNED BY          _____________________________________________________
           EACH               9     SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                    0
           WITH            _____________________________________________________
                             10     SHARED DISPOSITIVE POWER

                                    15,272,647
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,272,647
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*

           Not applicable
________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           22.9%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           BD
________________________________________________________________________________

                                                              __________________

                                                              PAGE 4 OF 14 PAGES
                                                              __________________


                                  SCHEDULE 13D

ITEM 1.       SECURITY AND ISSUER:

              This Statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.001 per share ("Common Stock") of E-Loan, Inc., a Delaware corporation ("E-Loan"). The address of the principal executive office of E-Loan is 5875 Arnold Road, Suite 100, Dublin, California 94568.

ITEM 2.       IDENTITY AND BACKGROUND:

              The Charles Schwab Corporation ("TCSC") is incorporated in the state of Delaware. Its principal business is a financial services holding company. The address of its principal place of business and principal office is: 101 Montgomery Street, San Francisco, California 94104.

              Charles Schwab & Co., Inc. ("CS&Co") is incorporated in the state of California. Its principal business is the securities brokerage business. The address of its principal place of business and principal office is: 101 Montgomery Street, San Francisco, California 94104.

              Attached as Schedule A is information concerning each director, executive officer and persons owning more than ten percent of the outstanding common stock of TCSC. Attached as Schedule B is information concerning each director and executive officer of CS&Co.

              During the last five years, neither TCSC nor CS&Co nor, to the best of their knowledge, any person named in Schedules A or B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, and except as disclosed on Schedule C to this
              Schedule 13D, neither TCSC nor CS&Co, nor to the best of their knowledge, any person named in Schedules A or B attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              On April 25, 2000, TCSC entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with E-Loan and certain other purchasers under which it, on June 15, 2000, acquired 2,666,666 shares of E-Loan Common Stock for $9,999,997.50, the purchase of which it funded out of operating capital. On April 25, 2000, CS&Co entered into a Marketing Agreement with E-Loan, in consideration for which CS&Co received a Stock Purchase Warrant for 6,600,000 shares of E-Loan Common Stock exercisable immediately at an exercise price of $15.00 per share and a Stock Purchase Warrant for 6,500,000 shares of E-Loan Common Stock of which half (3,250,000 shares) became exercisable on April 25, 2001 at an exercise price of $3.75 per share and the other half (3,250,000 shares) becomes exercisable on April 25, 2002 exercise price of $3.75 per share; provided that, this warrant cannot be exercised unless the average of the last five closing prices per share of the E-Loan Common Stock is equal to or greater than $5.75 per share. On June 15, 2000, CS&Co and E-Loan entered into a Registration Rights Agreement for the Stock Purchase Warrant for

                                                              __________________

                                                              PAGE 5 OF 14 PAGES
                                                              __________________


              6,500,000 shares of E-Loan Common Stock and, on July 15, 2000, CS&Co, TCSC, E-Loan and certain other purchasers entered into a Purchasers Registration Rights Agreement for the shares of E-Loan Common Stock acquired pursuant to the Securities Purchase Agreement and for the Stock Purchase Warrant for 6,600,000 shares.

              On July 12, 2001, TCSC and E-Loan entered into a Note Purchase Agreement (the "Note Purchase Agreement"), pursuant to which E-Loan borrowed $5,000,000 from TCSC. The loan to E-Loan, which was funded out of operating capital, is represented by an 8%, $5,000,000 note, dated July 12, 2001, payable to TCSC (the "Note"). The Note is convertible into 4,716,981 shares of E-Loan Common Stock at $1.06 per share. If interest accumulates and is unpaid on the Note, the amount of the unpaid interest may also be converted into shares of E-Loan Common Stock at $1.06 per share. The Note automatically converts into shares of E-Loan Common Stock (at a conversion price of $1.06 per share) if the average closing price of the E-Loan Common Stock exceeds $2.12 for any consecutive 90-day period; provided, however, that only 25% of the unpaid principal as of the conversion date may be converted during any consecutive three-month period. The Note is secured by a Security Agreement between TCSC and E-Loan, dated July 12, 2001, and subject to an Amended and Restated Intercreditor Agreement between TCSC and Christian Larsen, dated July 12, 2001, and a Subordination and Intercreditor Agreement between Bank One, N.A., TCSC and E-Loan, dated July 12, 2001. CS&Co terminated the Stock Purchase Warrant for 6,600,000 shares of E-Loan Common Stock exercisable at $15.00 per share in return for receiving a Stock Purchase Warrant for 1,389,000 shares of E-Loan Common Stock exercisable immediately at $5.00 per share. The exchange of warrants on July 12, 2001 was part of the financing arrangement between TCSC and E-Loan. TCSC and E-Loan entered into a Registration Rights Agreement for the new Stock Purchase Warrant and for the shares of E-Loan Common Stock that may be received on the conversion of the Note.

              In addition to the Note Purchase Agreement described above, TCSC also entered into a Promissory Note with E-Loan dated March 31, 2001, under which TCSC provided $2,000,000 in short-term financing to E-Loan due on or before April 15, 2001. The Promissory Note was secured by a Security Agreement between TCSC and E-Loan dated March 31, 2001 and subject to an Intercreditor Agreement between TCSC and Christian Larsen. E-Loan repaid all principal and interest due under the $2,000,000 Promissory Note. The $2,000,000 Promissory Note did not give TCSC any rights in the Common Stock or any other securities of E-Loan.


ITEM 4.  PURPOSE OF TRANSACTION.

              TCSC acquired the 2,666,666 shares of Common Stock on June 15, 2000 for investment purposes. CS&Co received the Stock Purchase Warrants for 6,600,000 and 6,500,000 shares, respectively, of E-Loan Common Stock as consideration for entering into a Marketing Agreement with E-Loan. The Marketing Agreement permits CS&Co to designate a representative for nomination to the Board of Directors of E-Loan for the duration of the Marketing Agreement.

              On July 12, 2001, TCSC and E-Loan, Inc. entered into the Note Purchase Agreement, pursuant to which TCSC agreed to lend $5,000,000 to E-Loan. The Note is convertible into 4,716,981 shares of E-Loan Common Stock at $1.06 per share. If interest accumulates and is unpaid on the Note, the amount of the unpaid interest may also be converted into shares of E-Loan Common Stock at $1.06 per share. The Note automatically converts into shares of E-

                                                              __________________

                                                              PAGE 6 OF 14 PAGES
                                                              __________________


              Loan Common Stock (at a conversion price of $1.06 per share) if the average closing price of the E-Loan Common Stock exceeds $2.12 for any consecutive 90-day period; provided, however, that only 25% of the unpaid principal as of the conversion date may be converted during any consecutive three-month period. Under the terms of the Note Purchase Agreement, CS&Co terminated the Stock Purchase Warrant for 6,600,000 shares of E-Loan Common Stock exercisable at $15.00 per share in return for receiving a Stock Purchase Warrant for 1,389,000 shares of E-Loan Common Stock exercisable immediately at $5.00 per share. The exchange of warrants of July 12, 2001 was part of the financing arrangement between TCSC and E-Loan.

              TCSC and CS&Co are considering disposing of and/or converting the Note and the warrants, if such conversion and/or disposition, which might be with E-Loan or third parties, can be consummated on advantageous terms. In addition to these considerations, TCSC and CS&Co intend to review from time to time their investments in E-Loan and depending on such review may consider various alternative courses of action. Depending on prevailing conditions from time to time, including, without limitation, price and availability of shares of E-Loan Common Stock, future evaluations by TCSC and CS&Co of the business and prospects of E-Loan, regulatory requirements, other investment opportunities available to TCSC and CS&Co and general stock market and economic conditions, TCSC and CS&Co may determine to increase their investment or sell all or part of their investment in E-Loan through open-market purchases, privately negotiated transactions or otherwise.

              As described above in this Schedule 13D, TCSC and CS&Co have considered plans that may result in (a) the disposition and/or conversion of the Note and warrants. Except for these considerations, neither TCSC nor CS&Co, nor to the best of their knowledge, any of the persons named in Schedules A and B to this
              Schedule 13D, has formulated any other plans or proposals which relate to or would result in: (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving E-Loan or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of E-Loan or any of its subsidiaries; (d) any change in the present Board of Directors or management of E-Loan, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of E-Loan; (f) any other material change in E-Loan's business or corporate structure; (g) any changes in E-Loan's charter or by-laws or other actions which may impede the acquisition or control of E-Loan by any person; (h) causing a class of securities of E-Loan to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of E-Loan to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              (a) TCSC, and its subsidiary, CS&Co, are deemed to be the beneficial owners of 15,272,647 shares of E-Loan Common Stock. This combined beneficial ownership represents approximately 22.9% of the outstanding Common Stock of E-Loan.

              (b)   Number of shares as to which TCSC and CS&Co have:

                              (i)   Sole power to vote or to direct the vote:  0

                                                              __________________

                                                              PAGE 7 OF 14 PAGES
                                                              __________________


                             (ii)   Shared  power to vote or to direct the vote:
                                    15,272,647, of which TCSC owns 2,666,666
                                    shares of E-Loan Common Stock, and CS&Co.
                                    has a warrant for 1,389,000 shares of E-Loan
                                    Common Stock exercisable at a price of $5.00 per share, CS&Co. has a warrant for 6,500,000 shares of E-Loan Common Stock exercisable at a price of $3.75 per share (provided that, this warrant cannot be exercised unless the average of the last five closing prices per share of the E-Loan Common Stock is equal to or greater than $5.75 per share), and TCSC has a debt instrument convertible into 4,716,981 shares of E-Loan Common Stock at $1.06 per share.

                            (iii) Sole power to dispose or to direct the disposition: 0

                             (iv) Shared power to dispose or to direct the disposition: 15,272,647, of which TCSC owns 2,666,666 shares of E-Loan Common Stock, and CS&Co. has a warrant for 1,389,000 shares of E-Loan Common Stock exercisable at a price of $5.00 per share, CS&Co. has a warrant for 6,500,000 shares of E-Loan Common Stock exercisable at a price of $3.75 per share (provided that, this warrant cannot be exercised unless the average of the last five closing prices per share of the E-Loan Common Stock is equal to or greater than $5.75 per share), and TCSC has a debt instrument convertible into 4,716,981 shares of E-Loan Common Stock at $1.06 per share.

              (c) Neither TCSC nor CS&Co has effected any transaction in the E-Loan Common Stock within the past 60 days.

              (d) No person other than TCSC and CS&Co is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the E-Loan Common Stock that may be deemed beneficially owned by TCSC or CS&Co.

              (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              (a) SECURITIES PURCHASE AGREEMENT BETWEEN E-LOAN, INC. AND CERTAIN PURCHASERS,INCLUDING THE CHARLES SCHWAB CORPORATION:
                    On April 25, 2000, TCSC entered into this agreement, pursuant to which, on June 15, 2000, it obtained ownership of 2,666,666 shares of E-Loan Common Stock in exchange for $9,999,997.50.

              (b) MARKETING AGREEMENT BY AND BETWEEN CHARLES SCHWAB & CO.,INC. AND E-LOAN, INC.: On April 25, 2000, CS&Co and E-Loan entered into this agreement to market certain products. CS&Co received warrants on the E-Loan Common Stock as consideration for entering into this agreement and the right to designate a director for nomination to E-Loan's Board of Directors for the duration of this agreement.

              (c) STOCK PURCHASE WARRANT: This warrant, dated April 25, 2000, permits CS&Co to acquire 6,500,000 shares of E-Loan Common Stock at an exercise price of $3.75 per share, with 3,250,000 shares restricted from exercise until the first anniversary date of the grant and the remaining 3,250,000 shares restricted from exercise until the second anniversary date

                                                              __________________

                                                              PAGE 8 OF 14 PAGES
                                                              __________________


                    of the grant (provided that, this warrant cannot be exercised unless the average of the last five closing prices per share of the E-Loan Common Stock is equal to or greater than $5.75 per share), with an exercise term at any time prior to 5:00 p.m. California time on the third anniversary date of the grant.

              (d) PURCHASERS REGISTRATION RIGHTS AGREEMENT: This agreement, entered into as of July 15, 2000, requires E-Loan to register 10,666,664 shares of E-Loan Common Stock, (2,666,666 of which shares are held by The Charles Schwab Corporation) and a Stock Purchase Warrant, which is no longer outstanding, for 6,600,000 shares of E-Loan Common Stock.

              (e) REGISTRATION RIGHTS AGREEMENT. This agreement, entered into as of June 15, 2000, requires E-Loan to register 6,500,000 shares pursuant to the Stock Purchase Warrant held by CS&Co for 6,500,000 shares of E-Loan Common Stock.

              (f) NOTE PURCHASE AGREEMENT BETWEEN E-LOAN, INC. AND THE CHARLES SCHWAB CORPORATION: On July 12, 2001, TCSC agreed to purchase a $5,000,000 note from E-Loan, convertible into 4,716,981 shares of E-Loan's Common Stock at $1.06 per share. Under the terms of the Note Purchase Agreement, the Stock Purchase Warrant held by CS&Co to purchase 6,600,000 shares of E-Loan Common Stock at $15.00 per share terminated, and CS&Co received a new Stock Purchase Warrant for 1,389,000 shares of E-Loan Common Stock exercisable immediately at $5.00 per share.

              (g)   8% CONVERTIBLE NOTE:   On July 12, 2001, E-Loan agreed to
                    pay TCSC the principal sum of $5,000,000 plus interest at the rate of 8% per annum. The note is convertible into 4,716,981 shares of E-Loan's Common Stock at $1.06 per share. The Note automatically converts into shares of E-Loan Common Stock (at a conversion price of $1.06 per share) if the average closing price per share of the E-Loan Common Stock exceeds $2.12 for any consecutive 90-day period; provided, however, that only 25% of the unpaid principal as of the conversion date may be converted during any consecutive three-month period.

              (h) STOCK PURCHASE WARRANT: This warrant, dated July 12, 2001, permits CS&Co to immediately acquire 1,389,000 shares of E-Loan Common Stock at an exercise price of $5.00 per share with an exercise term at any time prior to 5:00 p.m. California time on July 25, 2003.

              (i) REGISTRATION RIGHTS AGREEMENT:This agreement, dated July 12, 2001, requires E-Loan to register shares pursuant to the Stock Purchase Warrant for 1,389,000 shares of E-Loan Common Stock and shares of E-Loan Common Stock that may be acquired pursuant to conversion of the 8% Convertible Note.

              (j) SECURITY AGREEMENT BETWEEN E-LOAN, INC. AND THE CHARLES SCHWAB CORPORATION. This agreement, dated as of July 12, 2001, provides collateral to secure the 8% Convertible Note.

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                                                              PAGE 9 OF 14 PAGES
                                                              __________________


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              99.1. Joint Filing Agreement by and between The Charles Schwab
                    Corporation and Charles Schwab & Co., Inc., dated March 6, 2002.

              99.2. Securities Purchase Agreement between E-Loan, Inc. and
                    Certain Purchasers, including The Charles Schwab Corporation, dated April 25, 2000, filed as Exhibit 10.1 to the 8-K filed by E-Loan with the SEC on May 11, 2000, file no. 000-25621, and incorporated herein by reference.

              99.3.*Marketing Agreement by and between Charles Schwab & Co.,Inc.
                    and E-Loan, Inc., dated April 25, 2000.

              99.4. Stock Purchase Warrant, dated April 25, 2000, filed as
                    Exhibit D.1 to the Marketing Agreement filed as Exhibit 10.2 to the 8-K filed by E-Loan with the SEC on May 11, 2000, file no. 000-25621, and incorporated herein by reference.

              99.5. Purchasers Registration Rights Agreement, dated July 15,
                    2000, by and among Charles Schwab & Co., Inc., certain Purchasers, including The Charles Schwab Corporation, and E-Loan, Inc.

              99.6. Registration Rights Agreement, dated June 15, 2000, by and between Charles Schwab & Co., Inc. and E-Loan, Inc., filed as Exhibit D.3 to the Marketing Agreement filed as Exhibit
                    10.2 to the 8-K filed by E-Loan with the SEC on May 11, 2000, file no. 000-25621, and incorporated herein by reference.

              99.7. Note Purchase Agreement by and between E-Loan, Inc. and The
                    Charles Schwab Corporation, dated July 12, 2001, filed as
                    Exhibit 10.12 to E-Loan's 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001, file no. 000-25621, and incorporated herein by reference.

              99.8. 8% Convertible Note, dated July 12, 2001, filed as Exhibit
                    4.4 to E-Loan's 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001, file no. 000-25621, and incorporated herein by reference.

              99.9. Stock Purchase Warrant, dated July 12, 2001, filed as
                    Exhibit 4.3 to E-Loan's 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001, file no. 000-25621, and incorporated herein by reference.

              99.10.Registration Rights Agreement, dated July 12, 2001, by and between The Charles Schwab Corporation and E-Loan, Inc. filed as Exhibit 10.14 to E-Loan's 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001, file no. 000-25621, and incorporated herein by reference.

              99.11.Security Agreement, dated July 12, 2001, by and between
                    E-Loan, Inc. and The Charles Schwab Corporation filed as
                    Exhibit 10.16 to E-Loan's 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001, file no. 000-25621, and incorporated herein by reference.

              * Confidential treatment has been requested with respect to certain portions of this exhibit, which have been omitted therefrom and have been separately filed with the Commission.


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                                                             PAGE 10 OF 14 PAGES
                                                             ___________________


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2002               THE CHARLES SCHWAB CORPORATION


                                      /s/CHRISTOPHER V. DODDS
                                    ____________________________________________
                                    By:  Christopher V. Dodds
                                         Executive Vice President and
                                         Chief Financial Officer



                                    CHARLES SCHWAB & CO., INC.


                                      /s/CHRISTOPHER V. DODDS
                                    ____________________________________________
                                    By:  Christopher V. Dodds
                                         Executive Vice President and
                                         Chief Financial Officer



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                                                             PAGE 11 OF 14 PAGES
                                                             ___________________


                                   SCHEDULE A
                         THE CHARLES SCHWAB CORPORATION
                   DIRECTOR AND EXECUTIVE OFFICERS INFORMATION

         The following table sets forth the names, addresses and principal occupations of the executive officers, directors and persons owning more than ten percent of the common stock of The Charles Schwab Corporation. Each such person is a citizen of the United States.


__________________________________________________________________________________________________________________________
                 NAME                                  ADDRESS                              TITLE/OCCUPATION
__________________________________________________________________________________________________________________________
Charles R. Schwab                       120 Kearny Street                       Director and Co-Chief Executive Officer
Director and Executive Officer (owns    San Francisco, CA 94108
more than 10% of common stock)
__________________________________________________________________________________________________________________________
David S. Pottruck                       120 Kearny Street                       Director and Co-Chief Executive Officer
Director and Executive Officer          San Francisco, CA 94108
__________________________________________________________________________________________________________________________
Nancy H. Bechtle                        3560 Washington Street                  San Francisco Symphony Board of Governors
Director                                San Francisco, CA 94118-1849
__________________________________________________________________________________________________________________________
C. Preston Butcher                      4000 East Third Street, 6th Floor       Chairman
Director                                Foster City, CA 94404                   Legacy Partners
__________________________________________________________________________________________________________________________
John Philip Coghlan                     120 Kearny Street                       Vice Chairman and Enterprise President -
Executive Officer                       San Francisco, CA 94108                 Retirement Plan Services
__________________________________________________________________________________________________________________________
Christopher V. Dodds                    120 Kearny Street                       Executive Vice President and Chief
Executive Officer                       San Francisco, CA 94108                 Financial Officers
__________________________________________________________________________________________________________________________
Donald G. Fisher                        One Harrison Street                     Chairman
Director                                San Francisco, CA 94105                 Gap, Inc.
__________________________________________________________________________________________________________________________
Anthony M. Frank                        1 Maritime Plaza, 8th Floor             Chairman
Director                                San Francisco, CA 94111                 Belvedere Capital Partners, Inc.
__________________________________________________________________________________________________________________________
Lon Gorman                              120 Kearny Street                       Vice Chairman and Enterprise President -
Executive Officer                       San Francisco, CA 94108                 Capital Markets and Trading
__________________________________________________________________________________________________________________________
Frank C. Herringer                      600 Montgomery Street, 16th Floor       Chairman
Director                                San Francisco, CA 94111                 Transamerica Corporation
__________________________________________________________________________________________________________________________
Daniel O. Leemon                        120 Kearny Street                       Executive Vice President and Chief
Executive Officer                       San Francisco, CA 94108                 Strategy Officer
__________________________________________________________________________________________________________________________
Dawn G. Lepore                          120 Kearny Street                       Vice Chairman - Technology and
Executive Officer                       San Francisco, CA 94108                 Administration
__________________________________________________________________________________________________________________________
Jeffrey S. Maurer                       144 West 47th Street                    Chairman and Chief Executive Officer,
Director and Executive Officer          New York, NY 10036                      U.S. Trust Corporation
__________________________________________________________________________________________________________________________
Stephen T. McLin                        3214 Quandt Road                        Chairman and Chief Executive Officer,
Director                                Lafayette, CA 94569                     STM Holdings, Inc.
__________________________________________________________________________________________________________________________
Arun Sarin                              50 Fremont Street, 26th Floor           Chief Executive Officer
Director                                San Francisco, CA 94105-2230            Accel KKR Telecom
__________________________________________________________________________________________________________________________
H. Marshall Schwarz                     144 West 47th Street                    Director
Director                                New York, NY 10036                      U.S. Trust Corporation
__________________________________________________________________________________________________________________________
George P. Shultz                        50 Beale Street, 3rd Floor              Director
Director                                San Francisco, CA 94105                 Bechtel Group, Inc.
__________________________________________________________________________________________________________________________
Roger O. Walther                        3636 Buchanan Street                    Chairman and Chief Executive Officer,
Director                                San Francisco, CA 94123                 Tusker Corporation
__________________________________________________________________________________________________________________________


                                                             ___________________

                                                             PAGE 12 OF 14 PAGES
                                                             ___________________


                                   SCHEDULE B
                           CHARLES SCHWAB & CO., INC.
                   DIRECTOR AND EXECUTIVE OFFICERS INFORMATION


     The following table sets forth the names, addresses and principal occupations of the executive officers and directors of Charles Schwab & Co., Inc. Each such person is a citizen of the United States.



______________________________________________________________________________________________________________________
                 NAME                                   ADDRESS                           TITLE/OCCUPATION
______________________________________________________________________________________________________________________
Charles R. Schwab                        120 Kearny Street                      Director and Chairman
Director and Executive Officer           San Francisco, CA 94108
______________________________________________________________________________________________________________________
David S. Pottruck                        120 Kearny Street                      Director, President and Chief
Director and Executive Officer           San Francisco, CA 94108                Executive Officer
______________________________________________________________________________________________________________________
John Philip Coghlan                      120 Kearny Street                      Vice Chairman and Enterprise
Executive Officer                        San Francisco, CA 94108                President - Retirement Plan Services
______________________________________________________________________________________________________________________
Christopher V. Dodds                     120 Kearny Street                      Executive Vice President and Chief
Executive Officer                        San Francisco, CA 94108                Financial Officer
______________________________________________________________________________________________________________________
Lon Gorman                               120 Kearny Street                      Vice Chairman and Enterprise
Executive Officer                        San Francisco, CA 94108                President - Capital Markets and
                                                                                Trading
______________________________________________________________________________________________________________________
Daniel O. Leemon                         120 Kearny Street                      Executive Vice President and Chief
Executive Officer                        San Francisco, CA 94108                Strategy Officer
______________________________________________________________________________________________________________________
Dawn G. Lepore                           120 Kearny Street                      Vice Chairman - Technology and
Executive Officer                        San Francisco, CA 94108                Administration
______________________________________________________________________________________________________________________


                                                             ___________________

                                                             PAGE 13 OF 14 PAGES
                                                             ___________________


                                   SCHEDULE C

         Effective August 29, 2000, the New York Stock Exchange ("NYSE") approved a stipulation of facts and consent to penalty between CS&Co and the NYSE Division of Enforcement. Without admitting or denying guilt, CS&Co consented to findings by the NYSE that CS&Co violated Exchange Rule 402(A) and Regulation 204.15C3-3(E), Regulation 204.15C3-3, and Exchange Rule 440 and Regulations 204.17A-3 and 204.17A-4. As part of the stipulation, CS&Co agreed to censure, a $300,000 fine, and an undertaking that CS&Co would do the following: complete an appropriate review and report, by a consultant not unacceptable to the Exchange, on CS&Co's current supervisory systems and procedures regarding truncations occurring in firm reports utilized by CS&Co's regulatory accounting and reporting department; adopt and implement any recommendation of the report not already adopted and implemented; and provide copies of the report to the NYSE and CS&Co's Chief Executive Officer and Board of Directors detailing what changes have been implemented since January 1, 1999 to prevent recurrence, along with an affirmation that the changes described in the report have been fully implemented.

         Effective February 10, 2000, the NYSE approved a stipulation of facts and consent to penalty between CS&Co and the NYSE Division of Enforcement. Without admitting or denying guilt, CS&Co consented to findings by the NYSE that, between approximately August 1995 and January 1998, it violated Exchange Rule 342, Exchange Rule 405(3) and Exchange Rule 440 and SEC Rule 17a-3 and 17a-4 as a result of recordkeeping and supervisory controls related to CS&Co's New Accounts by Phone Program, and it violated Exchange Rule 351(d) as a result of quarterly reporting of customer complaints. As part of the stipulation, CS&Co agreed to censure and a fine of $250,000.

         Effective May 12, 1999, CS&Co, without admitting or denying liability, consented to an order by the State of Connecticut Department of Banking, Securities and Business Investments Division, finding that CS&Co's written supervisory procedures did not adequately designate supervisory responsibility or describe adequately the supervisory steps to be taken by its employees in connection with the withdrawal of funds from certain customer brokerage accounts for the purpose of paying investment advisory fees to an independent investment advisor in violation of Section 36b-15(a)(2)(K) of the Connecticut Uniform Securities Act. As part of the consent order, CS&Co agreed to a $100,000 fine; the preparation of a report on its internal supervisory and compliance procedures relating to third party investment management fee payment practices to submit to the Division Director, and the payment of the costs of one or more examinations to be conducted by the Division within 24 months.

                                                             ___________________

                                                             PAGE 14 OF 14 PAGES
                                                             ___________________


                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            EXHIBIT DESCRIPTION

99.1 Joint Filing Agreement by and between The Charles Schwab Corporation and Charles Schwab & Co., Inc., dated March 6, 2002.

99.2 Securities Purchase Agreement between E-Loan, Inc. and Certain Purchasers, including The Charles Schwab Corporation, dated April 25, 2000 (incorporated by reference to Exhibit 10.1 to the 8-K filed by E-Loan with the SEC on May 11, 2000, file no. 000-25621).

99.3*             Marketing Agreement by and between Charles Schwab & Co., Inc.
                  and E-Loan, Inc., dated April 25, 2000.

99.4 Stock Purchase Warrant, dated April 25, 2000 (incorporated by reference to Exhibit D.1 to the Marketing Agreement filed as
                  Exhibit 10.2 to the 8-K filed by E-Loan with the SEC on May 11, 2000, file no. 000-25621).

99.5 Purchasers Registration Rights Agreement, dated July 15, 2000, by and among Charles Schwab & Co., Inc., certain Purchasers, including The Charles Schwab Corporation, and E-Loan, Inc.

99.6 Registration Rights Agreement, dated June 15, 2000, by and between Charles Schwab & Co., Inc. and E-Loan. (incorporated by reference to Exhibit 10.2 to the 8-K filed by E-Loan with the SEC on May 11, 2000, file no. 000-25621).

99.7 Note Purchase Agreement by and between E-Loan, Inc. and The Charles Schwab Corporation, dated July 12, 2001 (incorporated by reference to Exhibit 10.12 to E-Loan's 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001, file no. 000-25621).

99.8 8% Convertible Note, dated July 12, 2001 (incorporated by reference to Exhibit 4.4 to E-Loan's 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001, file no. 000-25621).

99.9 Stock Purchase Warrant, dated July 12, 2001 (incorporated by reference to Exhibit 4.3 to E-Loan's 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001, file no. 000-25621).

99.10 Registration Rights Agreement, dated July 12, 2001, by and between The Charles Schwab Corporation and E-Loan, Inc (incorporated by reference to Exhibit 10.14 to E-Loan's 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001, file no. 000-25621).

99.11 Security Agreement, dated July 12, 2001, by and between E-Loan, Inc. and The Charles Schwab Corporation (incorporated by reference to Exhibit 10.16 to E-Loan's 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001, file no. 000-25621).

* Confidential treatment has been requested with respect to certain portions of this exhibit, which have been omitted therefrom and have been separately filed with the Commission.